THIRD QUARTER REPORT

FOR THE PERIOD ENDED SEPTEMBER 30, 2003

(Unaudited)
Prepared by Management

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY’S
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the three and nine months ended September 30, 2003 and the three and nine months ended August 31, 2002

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements and management discussion and analysis of the financial condition and results of operations for the ten months ended December 31, 2002.

Overview of Business

The Company is an exploration stage enterprise. The Company holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation (“APPC”) a company that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

APPC has identified two large potash deposits, Udon North and Udon South, on the Concession.

The Company’s activities are primarily directed at the exploration, development and financing of its potash deposits. Under Canadian GAAP, direct exploration, engineering, development and feasibility costs have been capitalized. Administrative and other costs associated with the evaluation of debt and financing activities have been expensed.

Change of Accounting Date

The Company changed its financial year-end from February 28 to December 31 effective December 31, 2002.

Results of operations – three months and nine months ended September 30, 2003 compared with the three months and nine months ended August 31, 2002

The Company incurred a net loss of $0.5 million and $3.4 million respectively for the three and nine months ended September 30, 2003. This compares to a net loss of $1.2 million and $4.9 million for the three and nine months ended August 31, 2002.

Interest earned and received on the Company’s cash balances was $13,947 and $ 86,215 respectively for the three and nine months to September 30, 2003 compared to $58,809 and $96,024 in the three and nine months ended August 31, 2002. This reflects the reduction in the company’s cash balances.

The Company’s expenses were $0.8 million and $3.4 million respectively for the three and nine months ending September 30, 2003. This compares to $1.0 million and $5.3 million for the three and nine months to August 31, 2002. The reduction in expenses for the comparable nine month periods arises primarily from the elimination of interest costs after the conversion of convertible debentures into common shares of the Company on April 1, 2002.

Salary costs of $0.2 million in the three months to September 30, 2003 are 35% lower than for the three months to August 31, 2002 as a result of the closure of the company’s office in Vancouver in the first quarter of 2003. The Company incurred costs of $0.4 million related to the closure including staff termination costs and the non-cash write down of the unamortized cost of furniture and equipment in the Vancouver office.

Increases in legal costs and in promotion and travel costs for the nine months to September 30, 2003 are due to work supporting the Company’s Mining License Application including an active public information program in Thailand.

The foreign exchange loss of $0.1 million for the nine months to September 30, 2003 relates the impact on inter-company accounts of a 6% depreciation of the Thai Baht against the Canadian Dollar during the nine months to 30 September 2003.

Liquidity and Capital Resources

At December 2002, the Company had working capital of $5.2 million. In January 2003, pursuant to a private placement, the Company issued 21,751,896 common shares at a subscription price of $0.10 per share, for gross proceeds of approximately $2.2 million. Following closing of the private placement, the Company had approximately 464 million common shares outstanding.

As at September 30, 2003, the working capital of the Company is $1.7 million.

In summary the Company has utilized $5.7 million of working capital in the nine months to September 2003. $2.3 million of expenditure is for investing activities as described below. $3.4 million has been utilized for the normal operations of the business including its offices and personnel in Bangkok and Vancouver (the Vancouver office has now been closed), for the completion, submission and continuing review of the Mining License Application and for an active external relations programme.

The Company is exploring a number of financing options and has received a funding proposal from it’s major shareholder that is under review. In management's view, the Company's cash position will be sufficient to meet its anticipated, immediate ongoing obligations as they become due. Further capital raising is anticipated in early 2004 or upon the granting of the Mining License. Historically, the Company has been successful in its capital raising efforts.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity materially decreasing over and above current projected expenditures.

Update on the Project

On November 13, 2003, the Company announced that its subsidiary, Asia Pacific Potash Corporation (APPC) had signed a Memorandum of Understanding with Beijing, China, based China State-Owned Enterprise Investment Company (CSEIC). The two companies agreed to work together to develop APPC’s Udon Thani potash deposit in Thailand in particular in seeking offtake agreements and in arranging financing of approximately US$300 million to cover the first stage of the proposed 2 million tonnes per annum Udon South mine.

The Company continues to actively seek commercial relationships with other companies for the purposes of market development, to obtain debt and equity financing to implement the project, and to increase the level of Thai participation in the project, and is continuing discussions with potential investors. There is no assurance that the Company will be able to raise some or all of the required funds or to conclude arrangements with suitable partners.

As discussed below under Investing Activities the Company has submitted its Mining License Application, which is now subject to a review process under Thai law. For a variety of reasons this review process is taking longer than expected.

Business, socio-political and cultural issues are taking longer to resolve than would be the case in North America. For instance the terms of the public hearing process required under the Mining Law have still to be established. Thailand has no experience of underground mining. A project of this size and significance to the country’s economy and politicians is requiring extended official review as politicians and officials attempt to address the many different constituencies and interests.

The Company, and its Thai advisors, believes that there has been full compliance with the relevant laws and regulations and that in due course the Company will receive the required authorizations.

The Department of Primary Industries and Mining (DPIM) will shortly publish a critical path program for all of the steps leading to a Mining Lease.

The Company will participate fully in the project’s review and approval process. In addition the Company continues to meet regularly with local residents, NGOs and Government officials to detail the economic benefits of the project to Thailand and the environmental safeguards. The Company continues to incur significant continuing legal and public relations costs associated with these activities which management believes are necessary to safeguard the Company’s interests in the project.

The Special Prospecting Licenses for the Udon North site expired as scheduled on November 3, 2003 and as of the end of November, 2003 they have not yet been re-issued. The Company has received legal advice that under the terms of the Concession Agreement these Licenses should be renewed or extended in due course. With the agreement of the DPIM the company has also submitted applications for replacement Special Prospecting Licenses covering Udon North in order to secure the ground there.

Investing Activities

Investing activities with respect to expenditures on the potash concession were $0.2 million and $2.3 million in the three and nine months to September 30, 2003. This compares to investing activities in the three and nine months to August 31, 2002 of $1.0 million and $1.3 million respectively. Engineering work has significantly reduced in the last four months after the filing of the Mining License Application in May 2003.

On June 30, 2003 the Company announced its detailed analysis of the completed technical and economic reviews of the project. In particular the Company considered the requirement for an orderly entry to the potash market and to allow time for training people from the North East of Thailand so that they can participate directly in the job creation benefits.

After taking into account the relatively fixed costs of underground access and the transport infrastructure the Company has determined that the project will be developed starting at an initial 1 million tonnes per annum (“tpa”) increasing to 2 million tpa with a plant expansion as the potash market share grows.

Total capital cost for the initial stage is estimated at $US 308 million with the second stage estimated at $US 221 million ($2003). It is anticipated that the expansion to 2 million tpa can be financed from cash flow, such that no additional equity financing should be necessary.

The initial first stage of 1 million tpa requires less capital, is more straightforward in the development of the underground mine and yet gives around the same expected rate of return as starting immediately at 2 million tpa. The lower initial revenue is offset by the lower capital cost.

On the basis of the technical work performed by the independent engineers, the Company is of the view that all technical work is now essentially complete and that technical work required for the bank funding of the project, after the granting of the Mining License, will include some final updating of the cost input data before the project can proceed to financing and implementation.

The Company expects that the implementation of the project will involve a commercial relationship with one or more other companies for the purposes of market development, to obtain debt and equity financing to implement the project, and to increase the level of Thai participation in the project. The level of third party equity participation to finance the project relative to the level of debt financing potentially will have a diluting effect on existing shareholders directly and/or on the Company’s holding in the project.

Risks

The Company’s business is subject to risks normally encountered in the mining industry related to exploration and development. The profitability of its business and the market value of its securities will be related to its ability to obtain a Mining License and to its success in the development of and the placing into production of its Property. Substantial expenditures will be required upon the granting of the Mining License and to place the Property into commercial production. A risk facing all companies prior to placing a mine into production is the uncertainty of its ability to raise the required capital.

The Concession Agreement provided that all exploration areas under SPLs expired on June 4, 2003, unless applications for Prathanabats had been submitted by that date. On May 29, 2003 the Company submitted the application for four Prathanabats for the mining area covering the Company’s potash deposits described in the existing environmental impact assessment approved by the Thai government in January 2001 (the “Application”). The Application is now under review as provided under Thai law. This process leads to approval, rejection or a request to modify and amend the Application. If the Application is not approved the Company could lose the Property. There can be no assurance that the Application will be approved and that the license will be obtained.

A fee of US$5 million is payable upon receipt of the Mining License.

The Company’s continuing ability to meet its obligations as they come due and to undertake development of the Concession is dependant upon raising sufficient funds and/or securing other Project participation as required.

If the Property is placed into commercial production, the marketability of the Company’s potash will be affected by numerous factors beyond control of the Company. These factors include market fluctuations, the proximity and capacity of markets to absorb production from the Property; performance of plant and equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of potash and environmental protection; and competition with large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company. The exact effect of these factors cannot be accurately predicted. Even if production is achieved, a combination of these factors may result in the Company not receiving any or an adequate return on invested capital.

There are a number of large established potash mining companies with substantial capabilities and greater financial and technical resources than those of the Company with which the Company will have to compete to capture markets for its products. There is no established commodity exchange or forward market for potash and the Company will have to compete in terms of price, product quality and quantity, service and reliability with these established companies to capture its market share.

The Company is required to comply with the terms of the Concession Agreement, the Special Prospecting Licenses and Thai laws and regulations respecting various aspects of our proposed mine development and operations. If the Company fails to comply with applicable laws, regulations and permitting requirements, this may result in enforcement actions against it including orders issued by regulatory or judicial authorities causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of the mining activities and the Company may have civil or criminal fines or penalties imposed upon it for violation of applicable laws or regulations.

The Company is susceptible to fluctuations in foreign exchange rates, with regard to development of its Property in Thailand. The Company does not use derivative instruments in order to reduce its exposure to foreign exchange risk but it may be required by financing institutions or may elect to adopt such procedures in conjunction with financing the construction of our Property. The Company’s future capital expenditure and product revenue are largely expected to be denominated in U.S. dollars, while operating expenses are expected to be incurred in Thai Baht or U.S. dollars. In the last five years, the Thai Baht has traded in a relatively stable pattern averaging 42 Baht per U.S. $1.00.

As the Company’s Property is located in Thailand exchange controls, restriction on foreign investment, changes to and interpretations of the laws which affect the Property, changes to tax regimes or political action could impair the value of the Company’s investment, and may adversely affect the Project, its financial position and the results of its operations. Thailand has little judicial or administrative experience with large mineral projects and, as a result, the Company does not know how Thailand may deal with mining issues that may arise.

Forward Looking Statements

Certain information and statements in this Management Discussion and Analysis contain certain forward-looking statements that involve a number of known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in our forward-looking statements. Actual outcomes and results may differ materially from those expressed in such forward-looking statements

ASIA PACIFIC RESOURCES LTD. Interim Consolidated Balance Sheets September 30, 2003 and December 31, 2002 (expressed in Canadian dollars) (Unaudited)

	September 30	December 31
	2003	2002
	(unaudited)	(audited)
ASSETS
CURRENT
Cash	$1,657,066	$5,833,316
Accounts receivable	92,675	93,812
Prepaid expenses	204,607	123,302
Other current assets	22,883	49,094
TOTAL CURRENT ASSETS	1,977,231	6,099,524

INVESTMENT IN POTASH CONCESSION	89,726,681	87,451,256
DEPOSIT	266,027	263,592
INVESTMENT IN LAND	7,894,269	7,894,269
PROPERTY AND EQUIPMENT	154,776	210,565

	$100,018,984	$101,919,206

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$289,562	$889,353
TOTAL CURRENT LIABILITIES	289,562	889,353

FUTURE INCOME TAXES	16,348,459	16,348,459
	16,638,021	17,237,812

SHAREHOLDERS' EQUITY
Share Capital (Note 2 and 5)	158,902,475	156,727,265
Contributed surplus	-	36,143
Deficit	(75,521,512)	(72,082,014)
	83,380,963	84,681,394

	$100,018,984	$101,919,206

CONTINUING OPERATIONS (Note 1)

APPROVED BY THE BOARD

"John Bovard"	'"Robert G. Connochie"
John Bovard, Director	Robert G. Connochie,Director

ASIA PACIFIC RESOURCES LTD.
Interim Consolidated Statements of Loss and Deficit
For the three and nine months ended September 30, 2003 and the three and nine months ended August 31, 2002
(expressed in Canadian dollars) (Unaudited)

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

INTEREST AND OTHER INCOME	$13,947	$58,809	$86,215	$96,024

EXPENSES
Accounting and legal	77,821	133,207	518,637	272,343
Amortization of property and equipment	16,283	17,560	47,195	51,306
Amortization of deferred financing costs	-	13,637	-	683,894
Consulting	81,099	85,091	412,711	589,525
Interest and bank charges	1,301	1,387	9,118	1,896,788
Recovery of prior year’s accrued finance costs	--		-	(49,267)
Office and miscellaneous	85,841	84,749	275,824	226,786
Promotion and travel	288,672	240,266	939,229	432,646
Rent	19,950	38,958	107,597	115,210
Salaries	210,833	323,033	978,857	995,975
Stock compensation expense	-	-	(36,143)	-
Transfer fees and filing costs	8,866	20,601	121,824	66,540
	790,666	958,489	3,374,849	5,281,746

LOSS BEFORE THE UNDERNOTED	(776,719)	(899,680)	(3,288,634)	(5,185,722)

FOREIGN EXCHANGE (LOSS) GAIN	238,556	(257,792)	(95,478)	245,313
WRITE-DOWN OF PROPERTY AND EQUIPMENT		-	(55,386)	-
NET GAIN (LOSS) FOR THE PERIOD	(538,163)	(1,157,472)	(3,439,498)	(4,940,409)

DEFICIT, BEGINNING OF PERIOD	(74,983,349)	(69,719,857)	(72,082,014)	(65,936,920)

DEFICIT, END OF PERIOD	$(75,521,512)	$(70,877,329)	$(75,521,512)	$(70,877,329)

LOSS PER SHARE	$(0.00)	$(0.00)	$(0.01)	$(0.02)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	464,369,448	442,225,002	461,821,721	272,388,708

ASIA PACIFIC RESOURCES LTD. Consolidated Statements of Cash Flows For three and nine months ended September 30, 2003 and three and nine months ended August 31, 2002 (expressed in Canadian dollars)

	Three months ended		Nine months ended
	September 30,	August 31,	September 30,	August 31,
	2003	2002	2003	2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(538,162)	$(1,157,472)	$(3,439,498)	$(4,940,409)
Items not involving cash
Interest payable on convertible debentures	-	-	-	(1,074,891)
Reduction in accrued withholding taxes related to	-	-	-	2,706,331
Amortization of property and equipment	16,283	17,560	47,195	51,306
Amortization of deferred financing costs	-	-	-	479,498
Foreign exchange (gain) loss and other	-	-	-	(298,017)
Stock compensation expense	-	-	(36,143)	-
Write down of property and equipment	-	-	55,386	-
	(521,878)	(1,139,912)	(3,373,060)	(3,076,182)
Change in non-cash operating working capital items	(431,535)	53,442	(653,748)	692,727
	(953,413)	(1,086,470)	(4,026,808)	(2,383,455)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	-	-	2,175,210	13,832,053
Deferred financing costs	-	-	-	(401,231)
Settlement of debenture, accrued interest and premium	-	-	-	(2,070,561)
	-	-	2,175,210	11,360,261

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(5,996)	(7,442)	(46,792)	(38,871)
Investment in land	-	782	-	246
Investment in potash concession	(207,215)	(992,026)	(2,275,425)	(1,250,153)
Increase in deposit	(11,910)	(5,976)	(2,435)	(265,752)
	(225,121)	(1,004,662)	(2,324,652)	(1,554,530)

NET CASH INFLOW (OUTFLOW)	(1,178,534)	(2,091,132)	(4,176,250)	7,422,276
CASH POSITION, BEGINNING OF PERIOD	2,835,600	10,284,548	5,833,316	771,140
CASH POSITION, END OF PERIOD	$1,657,066	$8,193,416	$1,657,066	$8,193,416

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	$(53,225)	$(12,640)	$1,137	$449,069
Prepaid expenses and deposits	(145,839)	(167,671)	(81,305)	87,518
Other current assets	48,550	(31,270)	26,211	(30,059)
Accounts payable and accrued charges	(281,021)	265,023	(599,791)	186,199
	$(431,535)	$53,442	$(653,748)	$692,727

Cash receipts for interest	$13,947	$57,725	$84,995	$94,940
Cash payments for interest	$1,301	$1,387	$9,118	$1,896,788

1

CONTINUING OPERATIONS

These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business. The Company incurred a net loss of $3.4 million for the nine months ended September 30, 2003 and a net loss of $ 4.9 million for the nine months ended August 31, 2002.

The Company’s continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2

ACCOUNTING POLICIES

The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The interim consolidated financial statements have been prepared following the same accounting principles and method of computation as the consolidated financial statements for the ten month period ended December 31, 2002. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the accompanying notes for the ten month period ended December 31, 2002.

3.	INVESTMENT IN POTASH CONCESSION The investment in potash concession consists of the following:

	September 30,	December 31,
	2003	2002

Balance, beginning of period	$87,451,256	$85,292,873
Deferred exploration and development expenditures	2,275,425	2,158,383
Balance, end of period	$89,726,681	$87,451,256

On May 29, 2003 APPC submitted Mining License Applications in compliance with the terms of the Concession Agreement between the Company and the Government of Thailand. The Company must ultimately receive approval before it can construct mining facilities, commence commercial production and sell potash and other mineral by-products. A fee of U.S. $5,000,000 is payable upon receipt of the mining license.

The recoverability of the carrying value of the Company’s interest in the potash concession is dependent on the ability of APPC to (i) obtain the necessary financing to fund APPC’s continued exploration and development activities and construction of mine facilities, (ii) secure the required licenses and approvals, and (iii) ultimately, the ability of APPC to attain profitable operations.

4.

INVESTMENT IN LAND

The investment in land consists of surface rights located in the province of Udon Thani, in northeast Thailand and above a portion of the Udon South deposit. The surface rights consist of approximately 2.0 square kilometres and would be used for the facilities for the proposed Udon South mine.

5.	PROPERTY AND EQUIPMENT

		September 30, 2003			Dec. 31, 2002

		Cost	Depreciation	Value	Value

	Furniture and fixtures	$257,785	$202,127	$55,658	$97,117
	Vehicles	63,743	63,484	259	291
	Exploration equipment	11,598	11,598	0	-
	Leasehold improvements	132,264	115,469	16,795	16,970
	Computer equipment	174,774	92,710	82,064	96,187
		$640,164	$485,388	$154,776	$210,565

6.	SHARE CAPITAL a) Details of share capital from December 31, 2002 to September 30, 2003 are as follows:

	Number
	of Shares	Amount

Balance at December 31, 2002	442,225,002	$156,727,265

Issued for cash on private placement	21,751,896	2,175,190

Issued for warrant exercise	50	20

Issued pursuant to employment contract	392,500	-

Balance at September 30, 2003	464,369,448	$158,902,475

As at September 30, 2003, the fully diluted number of common shares was 486,193,948. At September 30, 2003 there were no warrants outstanding, 50 having been exercised in April and the remainder expiring unexercised. There were 21,824,500 vested and unvested share options.

On April 23, 2003, 392,500 common shares vested to John Bovard, CEO, pursuant to the grant of these unvested shares on April 1, 2002. The deemed value of the shares were taken into share capital in 2002.

(b) Contributed surplus

Balance at December 31, 2002	36,143
Plus unamortized value of unvested shares	19,357
Stock compensation expense	(55,500)
Balance at September 30, 2003	$-

(c) Stock options A summary of share option activity is as follows:

	Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price

Balance, December 31, 2002	23,511,500	$0.140
Granted	1,000,000	0.065
Cancelled	(2,687,000)	(0.44)
Balance, September 30, 2003	21,824,500	0.10

The following table summarizes information concerning outstanding and exercisable options at September 30, 2003:

	Number	Number	Exercise
	of Options	of Options	Price
	Outstanding	Exercisable	per Share	Expiry Date

	80,000	80,000	$3.350	May 7, 2004
	20,000	20,000	4.000	May 7, 2004
	17,024,500	5,674,834	0.090	September 9, 2007
	3,700,000	-	0.070	November 24, 2007
	1,000,000	-	0.065	May 18, 2008
	21,824,500	5,774,834	$0.100

7.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating segment, and the majority of its operations and capital assets are located in Thailand. Capital assets consist of investment in potash concession, investment in land and property and equipment.